

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Gregory Navone
Chief Executive Officer
Galaxy Enterprises Inc. /WY/
1701 Charles Iam Court
Las Vegas, Nevada 89117

> **Re: Galaxy Enterprises Inc. /WY/**
> **Registration Statement on Form S-1**
> **Filed July 20, 2021**
> **File No. 333-258034**

Dear Mr. Navone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on July 20, 2021

General

1. We note your statement on the cover page that "the selling shareholders will sell our shares at $0.02 per share until our shares are quoted on the OTC Markets, and thereafter at prevailing market prices or privately negotiated prices." We also note that you reference the "OTC Markets" throughout your registration statement. On the cover page and throughout your prospectus, please clarify which of the three OTC markets (OTCQX, OTCQB or OTC Pink) you intend to seek quotation. Additionally, we note your numerous statements that selling shareholders will sell at a fixed price of $0.02 per share until your shares are quoted on the "OTC Markets," and thereafter at prevailing market prices or privately negotiated prices. Please note that the OTCQX and OTCQB marketplaces are considered existing markets for purposes of secondary at the market

offerings, but that accommodation has not been extended to the OTC Pink. Therefore, if your securities are quoted on OTC Pink, selling shareholders must continue to sell at the fixed price identified in your prospectus for the duration of your offering. Please revise your prospectus accordingly.

<u>Directors, Executive Officers, Promoters and Control Persons, page 17</u>

2. Please revise the noted biographies to indicate the dates of the various positions held and projects completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Greg Yanke